JOINT STOCK COMPANY


AEROFLOT
Russian Airlines
SKYTEAM

10, Arbat st., Moscow, 119002, Russia
Tel.: (499) 500-68-68, (499) 500-68-69
Fax: (499) 500-68-67, http://www.aeroflot.ru

RECEIVED
2010 APR -6 A 8:18
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of Chief Council (202) 942-0659,
Division of Investment Management, 450
Fifth Street, N.W., Washington, D.C. 20549

Date 19.03.10 our ref. 402-127





10015466

SUPPL

Dear Sir / Madam,

In accordance with our obligations (regulated by Rule 12g3 – 2(b)) we send You materials on the Material Fact «Stages of the Securities Issue Procedure».

Code of the emitter 82 – 4592.

If You would have any questions, please contact us by phone +7 (495) 258-0686 or by E-mail: afokeeva@aeroflot.ru.

Attached 4 documents includes 5 pages of each.

Sincerely Yours,

Head of Corporate Finance Department
JSC «Aeroflot - Russian airlines»

Alexey Goreslavsky

dw 4/6

82-4592

RECEIVED
2010 APR -6 A 8:19

Statement of a Material Fact
"Stages of the Securities Issue Procedure"

1. General Information	
1.1. Issuer's full corporate name (for non-profit organization – known name)	*Open Joint Stock Company "Aeroflot – Russian Airlines"*
1.2. Issuer's abbreviated corporate name	*JSC "Aeroflot"*
1.3. Issuer's place of business	*Arbat St., 10, Moscow, 119002*
1.4. Issuer's State Registration Number	*1027700092661*
1.5. Issuer's TIN	*7712040126*
1.6. Issuer's unique code assigned by registration agency	*00010-A*
1.7. Issuer's Internet website page address for information disclosure	*www.aeroflot.ru*

2. Statement Content

"Approval of the Resolution on the Issue of Securities"

2.2. The Statement of Material Facts containing information on the approval of a decision on the Issue of Securities the following information is provided:

2.2.1. The issuer's management body that approved the resolution on the issue of securities and the method of decision-making process: ***The resolution on the floatation of securities has been made by the Issuer's Board of Directors; the voting form is the voting in person.***

2.2.2. The date and venue of the meeting (session) held by the Issuer's authorized management body to approve the resolution on the issue of securities: ***March 18, 2010, the venue: Ministry of Transport of Russian Federation, Moscow, Rozdestvenka st.1, building 1.***

2.2.3. The date and No. of the minutes of the meeting (session) of the Issuer's authorized management body that approved the resolution on the issue of securities: ***Minutes of the Board of Directors, № 14 of March 18, 2010.***

2.2.4. Quorum and vote returns on the agenda item of approval of resolution on the issue of securities: ***11 of the total number of 11 Members of the Board of Directors, as provided by the Corporate Articles of Incorporation took part in the vote, the required quorum was present. The vote returns were as follows:***

«FOR» - 11

«AGAINST» - 0

«ABSTENTION» - 0

The decision was approved unanimously

2.2.5. The type, category (class), series and other identification signs of the securities being placed:
Stock-exchange interest-bearing non-convertible documentary payable at sight with mandatory centralized keeping BO-01 (БО-01) series and optional possibility of early redemption under holders' demand and at the Issuer's discretion bonds (hereinafter referred to as Stock-exchange Bonds or Stock-exchange BO-01 Series Bonds).

2.2.6. The maturity term: ***on the 1,092nd (One Thousand and ninety Second) day form the commencement date of Stock-exchange Bonds placement.***

2.2.7. Quantity of the securities being placed and nominal price of each security being placed: ***6,000,000 (Six Million) units of 1,000 (One Thousand) rubles nominal price each and with total aggregated value of 6,000,000,000 (Six Billion) rubles.***

2.2.8. The method of securities placement: ***public offering***

2.2.9. The offering price of securities or the procedure for its calculation:
The offering price of Stock-exchange Bonds shall be 1,000 (One Thousand) rubles per each Stock-exchange Bond (100% of the nominal price thereof).

2.2.10. The timelines (commencement and completion dates) of securities placement or the procedure for determination thereof:

The placement of the Stock-exchange Bonds shall be commenced at least seven days after the Issuer and the Stock Exchange providing for the admission of the Stock-exchange Bonds to the trading have disclosed information on the admission thereof to the trading at the stock exchange.

The Commencement Date for the placement of the Stock-exchange Bonds shall be determined by the Issuer's authorized body.

Should at the time of the even the Issuer is to disclose information about in accordance with applicable Federal Law, and regulations of the Federal executive power agency managing securities market any different

procedure and term for the information disclosure in relation to such event, other than the procedure and term provided in the Resolution on Bonds Issue and Bonds Issue Prospectus, be set the information on such event shall be disclosed in accordance with the procedure and term provided under the Federal Law and regulations of the Federal executive power agency managing securities market applicable at the time of the said even occurrence.

The announcement about the commencement date of the Stock-exchange Bonds placement shall be published by the Issuer in compliance with the Regulation on the Disclosure of Information by an Issure of Securities as approved by the Order of Federal Assembly of the Russian Federation № 06-117/пз-н dated October 10, 2006 within the following timelines:

- in the newswire of the News Agency "Interfax" authorized by the Federal executive power agency managing securities market to disclose information at the securities market at least 5 (five) days prior the Commencement Date of the placement of securities;

- at the Issuer's Internet website at the address: http://www.aeroflot.ru at least 4 (four) days prior the Commencement Date of the placement of securities.

The Commencement Date of Stock-exchange Bonds as determined by the Issuer's authorized managing body may be modified by the decision of the same Issuer's body subject to the requirements applicable to the information disclosure procedure with regard to the modification of the Commencement Date of Stock-exchange Bonds placement established by the Russian Federation legislation, Resolution on Bonds Issue, and Bonds Issue Prospectus.

In case the Issuer makes a decision on modification of the Commencement Date of the securities placement that has been disclosed under the above stated procedure the Issue shall be liable to publish an announcement about such Commencement Date of securities placement modification in the newswire and at the Internet page at least 1 (One) day prior such date.

Termination Date of Placement or the or the Procedure FOR Determination Thereof:
The Dates of Commencement and Termination of the Stock-exchange Bonds shall coincide.

2.2.11. Other terms for the placement of securities defined by the Resolution on their placement:

The terms of payment for securities:

At the time of placement of the Stock-Exchange BO-01 Series Bonds the terms of payment shall the settlement in ready available funds.

The placement of the Stock-Exchange BO-01 Series Bonds shall be carried out through sales and purchase transactions at the Stock-Exchange BO-01 Series Bonds Issue Price at the auction held by the Close Company "Stock Exchange "MMVB".

Any costs related to the entering records with regard to the registration of securities being placed in the depo accounts with the depository (responsible for the centralized keeping of Stock-Exchange BO-01 Series Bonds) of initial holders (buyers) thereof shall be at the account of the initial bondholders.

Maturity Term, Redemption Procedure and Term:
The maturity terms of Stock-Exchange BO-01 Series Bonds shall be 1,092 (One Thousand and Ninety Two) days.

The redemption of the Stock-Exchange BO-01 Series Bonds shall be carried out by the paying agent according to the instruction and at the expense of the Issuer. If the date of redemption of the Stock-Exchange BO-01 Series Bonds falls on holidays or days off (whether these are state holidays or days off for settlements) the relevant amount due shall be paid on the first working day for the settlements following the holidays or days off. The holders of the Stock-Exchange BO-01 Series Bonds shall have no right to demand interests or any other compensation for such delay in payment. On the day of redemption of the Stock-Exchange BO-01 Series Bonds the paying agent shall remit the relevant amounts to the accounts of persons entitled to receive redemption amounts for the Stock-Exchange BO-01 Series Bonds. In case a person is entitled to receive redemption amounts for the Stock-Exchange BO-01 Series Bonds on behalf of a number of holders of Stock-Exchange BO-01 Series Bonds the aggregate amount due shall be transferred to such person's account without breakdown by each holder of Stock-Exchange BO-01 Series Bonds.

The dates of the commencement and termination of the Stock-Exchange BO-01 Series Bonds redemption shall coincide. The payment of Stock-Exchange BO-01 Series Bonds nominal price at the redemption thereof shall be effected in the Russian Federation currency by bank transfer.

Procedure of the Bonds Gains Assessment:
Stock-Exchange Bonds shall have six coupons. Coupon gains are paid on the last date of the relevant coupon period.

The coupon gains are accrued on the unredeemed part of the nominal price. The unredeemed part of the nominal price shall be calculated as a difference between the full bond's nominal price less its part redeemed during the partial early redemption of the Stock-Exchange Bonds (in case the decision on partial early redemption is made by the Issuer according to the provisions of the Resolution on Bonds Issue).

The last date of the first coupon period shall fall on the 182nd (One hundred and eighty second) day as from the Initial date of Bonds placement.

The last date of the second coupon period will fall on the 364th (Tree hundred and sixty fourth) day as from the Initial date of Bonds placement.

The last date of the third coupon period will fall on the 546tht (Five hundred and forty sixth) day as from the Initial date of Bonds placement.

The last date of the fourth coupon period will fall on the 728th (Seven hundred and twenty eighth) day as from the Initial date of Bonds placement.

The last date of the fifth coupon period will fall on the 910th (Nine hundred and tenth) day as from the Initial date of Bonds placement.

The last date of the sixth coupon period will fall on the 1,092nd (One thousand ninety second) day as from the Initial date of Bonds placement.

The order of determination of the income size to be paid is set forth in item 9.3. of the Decision on the Issue of Securities.
The coupon period duration shall be 182 days.

Prior to the initial date of Stock-Exchange Bonds placement, the size of interests rate (coupon rate) or the method of assessing thereof as an equation containing variables that cannot be modified at Issuer's discretion in relation to the first, second and all the flowing coupon periods may be established.

First Coupon (C1) Interest Rate may be assessed:
A) during the process of the auction among the potential buyers of the Stock-Exchange Bonds at the initial date of the Stock-Exchange Bonds placement.
B) by the Issuer's authorized agent at least one day prior the initial day of the Stock-Exchange Bonds placement.
- The coupon interest rate or the procedure of assessment thereof with the use of the equation containing variables that cannot be be changed at the Issuer's discretion for the second, third, fourth, fifth and sixth coupons shall be assessed by the Issuer's authorized body in accordance with the procedure set forth in the Resolution On Bonds Issue and Bonds Issue Prospectus.

If the Issuer's authorized body fails to assess the interest rate for the first coupon prior the date of Stock-Exchange Bonds placement commencement the interest rate for the first coupon shall be assessed at the first coupon interest rate assessment auction to be held at the commencement date of the Stock-Exchange Bonds placement in the order set forth in the Resolution On Bonds Issue and Bonds Issue Prospectus.
As for the second, third, fourth, fifth, sixth coupons, the interest rate (coupon rate) or the procedure of assessment thereof with the use of the equation containing variables that cannot be be changed at the Issuer's discretion may also be assessed by the Issuer upon the disclosure by the Stock Exchange MMVB of information with regard to the outcome of Stock-Exchange Bonds issue and the notification of the Federal Executive Power Agency managing securities market in the order established thereby in accordance with the procedure set forth in the Resolution On Bonds Issue and Bonds Issue Prospectus.

Procedure of Early Redemption at Issuer's Discretion

1. Prior the initial date of placement of the Stock-Exchange BO-01 Series Bonds JSC "Aeroflot" may make, at its sole discretion, the decision on an early redemption of Stock-Exchange BO-01 Series Bonds. For that end, JSC "Aeroflot" shall determine the date it may carry out the early redemption of the Stock-Exchange BO-01 Series Bonds. In case of such a decision JSC "Aeroflot" may announce the early redemption of the Stock-Exchange BO-01 Series Bonds in accordance with the terms and in the order set forth in the Resolution on Bonds Issue.
The early redemption of the Stock-Exchange BO-01 Series Bonds at the JSC "Aeroflot's" discretion shall

be carried out by the Paying Agent in the amount equal to the unredeemed amount of the nominal price according to instructions and at the expense of JSC "Aeroflot". In case of an early redemption of the Stock-Exchange BO-01 Series Bonds, the bondholders shall be paid securities gains calculated as of the date of such early redemption in accordance with the Resolution on Bonds Issue and Bonds Issue Prospectus. If the date of an early redemption of the Stock-Exchange BO-01 Series Bonds falls on holidays or days off (whether these are state holidays or days off for settlements) the relevant amount due shall be paid on the first working day for the settlements following such holidays or days off. The holders of the Stock-Exchange BO-01 Series Bonds shall have no right to demand interests or any other compensation for such delay in payment. On the day of the early redemption of the Stock-Exchange BO-01 Series Bonds the Paying Agent shall remit the relevant amounts to the accounts of persons entitled to receive early redemption amounts for the Stock-Exchange BO-01 Series Bonds. In case a person is entitled to receive early redemption amounts for the Stock-Exchange BO-01 Series Bonds on behalf of a number of holders of Stock-Exchange BO-01 Series Bonds the aggregate amount due shall be transferred to such person's account without breakdown by each holder of Stock-Exchange BO-01 Series Bond.

The dates of the commencement and termination of the Stock-Exchange BO-01 Series Bonds early redemption shall coincide. The payment of Stock-Exchange BO-01 Series Bonds unredeemed part at the early redemption thereof shall be effected in the Russian Federation rubles by bank transfer.

2. Prior the initial date of placement of the Stock-Exchange BO-01 Series Bonds JSC "Aeroflot" may make the decision on a partial early redemption of the Stock-Exchange BO-01 Series Bonds at the termination date of the next ensuing coupon(s) period(s). For that end JSC "Aeroflot" shall determine the sequential number(s) of the coupon(s) period(s) at the end date of which it carries out the early redemption of a certain part of the nominal price of the Stock-Exchange BO-01 Series Bonds, as well as the percentage of the nominal price subject to redemption at the end date of such coupon period. In case of such a decision JSC "Aeroflot" shall announce the early partial redemption of the Stock-Exchange BO-01 Series Bonds in accordance with the procedure and within timelines set forth in the Resolution on Bonds Issue.

The early partial redemption of the Stock-Exchange BO-01 Series Bonds at the JSC "Aeroflot's" discretion shall be carried out by the Paying Agent in the amount of the percentage determined by JSC "Aeroflot" of the nominal price thereof according to instructions and at the expense of JSC "Aeroflot". If the date of an early partial redemption of the Stock-Exchange BO-01 Series Bonds falls on holidays or days off (whether these are state holidays or a days off for settlements) the relevant amount due shall be paid on the first working day for the settlements following such holidays or days off. The holders of the Stock-Exchange BO-01 Series Bonds shall have no right to demand interests or any other compensation for such delay in payment. On the day of the early partial redemption of the Stock-Exchange BO-01 Series Bonds the paying agent shall remit the relevant amounts to the accounts of persons entitled to receive early partial redemption amounts for the Stock-Exchange BO-01 Series Bonds. In case a person is entitled to receive early partial redemption amounts for the Stock-Exchange BO-01 Series Bonds on behalf of a number of holders of Stock-Exchange BO-01 Series Bonds the aggregate amount due shall be transferred to such person's account without breakdown by each holder of Stock-Exchange BO-01 Series Bond.

The dates of the commencement and termination of the Stock-Exchange BO-01 Series Bonds early partial redemption shall coincide. The payment of the percentage, as determined by JSC "Aeroflot", of Stock-Exchange BO-01 Series Bonds nominal price at the early partial redemption thereof shall be effected in the Russian Federation rubles by bank transfer.

3. The Issuer shall have the right to make the decision on early redemption of the Stock-Exchange BO-01 Series Bonds at the termination date of the jth coupon period ($j<6$) of the preceding coupon period the interest rate for which shall be assessed upon the disclosure by the Stock Exchange MMVB of information with regard to the outcome of Stock-Exchange Bonds issue and the notification of the Federal executive power agency managing securities market in the order established thereby.

The above decision shall be made by the Issuer's sole executive body.

In case of such a decision is made JSC "Aeroflot" shall disclose the information in the order and within the term set forth in the Resolution on Bonds Issue.

The early redemption of the Stock-Exchange BO-01 Series Bonds at the JSC "Aeroflot's" discretion shall be carried out by the Paying Agent in the amount equal to the unredeemed amount of the nominal price according to instructions and at the expense of JSC "Aeroflot". In case of an early redemption of the Stock-Exchange BO-01 Series Bonds, the bondholders shall be paid securities gains calculated as of the date of such early redemption in accordance with the Resolution on Bonds Issue and Bonds Issue Prospectus. If the date of an early redemption of the Stock-Exchange BO-01 Series Bonds falls on holidays or days off (whether these are state holidays or days off for settlements) the relevant amount due shall be paid on the first working day for the settlements following such holidays or days off. The holders of the Stock-Exchange BO-01 Series Bonds

shall have no right to demand interests or any other compensation for such delay in payment. On the day of the early redemption of the Stock-Exchange BO-01 Series Bonds the paying agent shall remit the relevant amounts to the accounts of persons entitled to receive early redemption amounts for the Stock-Exchange BO-01 Series Bonds. In case a person is entitled to receive early redemption amounts for the Stock-Exchange BO-01 Series Bonds on behalf of a number of holders of Stock-Exchange BO-01 Series Bonds the total aggregate amount due shall be transferred to such person's account without breakdown by each holder of Stock-Exchange BO-01 Series Bond.

The dates of the commencement and termination of the Stock-Exchange BO-01 Series Bonds early redemption shall coincide. The payment of Stock-Exchange BO-01 Series Bonds unredeemed part at the early redemption thereof shall be effected in the Russian Federation rubles by bank transfer.

Procedure for Early Redemption under Bondholders' Demand

1. Should any shares or bonds of all and any categories and types of the Issuer of Stock-Exchange BO-01 Series Bonds be excluded from the listing of securities tradable at all stock exchanges providing admission of stock-exchange bonds for trading (except bonds delisting due to the termination of the term of circulation or redemption thereof) the holders of the Stock-Exchange BO-01 Series Bonds shall be entitled to demand an early redemption thereof.

The early redemption of Stock-Exchange BO-01 Series Bonds under holders demand shall be carried out in ready available funds in the Russian Federation currency by bank transfer in the amount of 100% of the unredeemed nominal price thereof. At the early redemption of the Stock-Exchange BO-01 Series Bonds the holders thereof shall be paid the accumulated coupon earnings calculated as of the date of such early redemption in accordance with the Resolution on Bonds Issue and Bonds Issue Prospectus. No option selection of the redemption form of Stock-Exchange BO-01 Series Bonds for holders thereof is provided. If the date of an early redemption of the Stock-Exchange BO-01 Series Bonds falls on holidays or days off (whether these are state holidays or days off for settlements) the relevant amount due shall be paid on the first working day for the settlements following such holidays or days off. The holders of the Stock-Exchange BO-01 Series Bonds shall have no right to demand interests or any other compensation for such delay in payment.

2. Should Stock-Exchange BO-01 Series Bonds be included in the "B" quotation list the holders of the Stock-Exchange BO-01 Series Bonds shall be entitled to demand an early redemption thereof in case of delisting of such Bonds at all stock exchanges that have included thereof in their quotation lists.

The early redemption of Stock-Exchange BO-01 Series Bonds under holders demand shall be carried out by the Paying Agent in the amount equal to the unredeemed amount of the nominal price according to instructions and at the expense of JSC "Aeroflot". If the date of an early partial redemption of the Stock-Exchange BO-01 Series Bonds falls on holidays or days off (whether these are state holidays or a days off for settlements) the relevant amount due shall be paid on the first working day for the settlements following such holidays or days off. The holders of the Stock-Exchange BO-01 Series Bonds shall have no right to demand interests or any other compensation for such delay in payment. On the day of the early partial redemption of the Stock-Exchange BO-01 Series Bonds the paying agent shall remit the relevant amounts to the accounts of persons entitled to receive early redemption amounts for the Stock-Exchange BO-01 Series Bonds. In case a person is entitled to receive early redemption amounts for the Stock-Exchange BO-01 Series Bonds on behalf of a number of holders of Stock-Exchange BO-01 Series Bonds the aggregate amount due shall be transferred to such person's account without breakdown by each holder of Stock-Exchange BO-01 Series Bond.

The dates of the commencement and termination of the Stock-Exchange BO-01 Series Bonds early redemption shall coincide. The payment of the unredeemed part of the Stock-Exchange BO-01 Series Bonds nominal price at the early redemption thereof as well as payment of any earnings on them shall be effected in the Russian Federation rubles by bank transfer.

2.2.12. Provision of the pre-emptive right for the acquisition of securities to the Issuer's shareholders and/or other persons: ***The preemptive right for acquisition of Stock-exchange BO-01 Series Bonds is not provided.***

2.2.13. ***Every stage of the securities issuance is accompanied by information disclosing according to the requirements of the Regulation on information disclosure by the issuers of equity securities, approved by the Decree of FFMS dated 10.10.2006 № 06-117/pz-n.***

3. Signature		
3.1. Deputy CEO for legal and property matters	______________ (signature)	D.P. Saprykin
3.2. Date: 18th of March, 2010		

Statement of a Material Fact
"Stages of the Securities Issue Procedure"

1. General Information	
1.1. Issuer's full corporate name (for non-profit organization – known name)	***Open Joint Stock Company "Aeroflot – Russian Airlines"***
1.2. Issuer's abbreviated corporate name	***JSC "Aeroflot"***
1.3. Issuer's place of business	***Arbat St., 10, Moscow, 119002***
1.4. Issuer's State Registration Number	***1027700092661***
1.5. Issuer's TIN	***7712040126***
1.6. Issuer's unique code assigned by registration agency	***00010-A***
1.7. Issuer's Internet website page address for information disclosure	***www.aeroflot.ru***

2. Statement Content
"Approval of the Resolution on the Issue of Securities"

2.2. The Statement of Material Facts containing information on the approval of a decision on the Issue of Securities the following information is provided:
2.2.1. The issuer's management body that approved the resolution on the issue of securities and the method of decision-making process: ***The resolution on the floatation of securities has been made by the Issuer's Board of Directors; the voting form is the voting in person.***
2.2.2. The date and venue of the meeting (session) held by the Issuer's authorized management body to approve the resolution on the issue of securities: ***March 18, 2010, the venue: Ministry of Transport of Russian Federation, Moscow, Rozdestvenka st.1, building 1.***
2.2.3. The date and No. of the minutes of the meeting (session) of the Issuer's authorized management body that approved the resolution on the issue of securities: ***Minutes of the Board of Directors, № 14 of March 18, 2010.***
2.2.4. Quorum and vote returns on the agenda item of approval of resolution on the issue of securities: ***11 of the total number of 11 Members of the Board of Directors, as provided by the Corporate Articles of Incorporation took part in the vote, the required quorum was present. The vote returns were as follows:***
«FOR» - 11
«AGAINST» - 0
«ABSTENTION» - 0
The decision was approved unanimously
2.2.5. The type, category (class), series and other identification signs of the securities being placed:
Stock-exchange interest-bearing non-convertible documentary payable at sight with mandatory centralized keeping BO-02 (БО-02) series and optional possibility of early redemption under holders' demand and at the Issuer's discretion bonds (hereinafter referred to as Stock-exchange Bonds or Stock-exchange BO-02 Series Bonds).
2.2.6. The maturity term: ***on the 1,092nd (One Thousand and ninety Second) day form the commencement date of Stock-exchange Bonds placement.***
2.2.7. Quantity of the securities being placed and nominal price of each security being placed: ***6,000,000 (Six Million) units of 1,000 (One Thousand) rubles nominal price each and with total aggregated value of 6,000,000,000 (Six Billion) rubles.***
2.2.8. The method of securities placement: ***public offering***
2.2.9. The offering price of securities or the procedure for its calculation:
The offering price of Stock-exchange Bonds shall be 1,000 (One Thousand) rubles per each Stock-exchange Bond (100% of the nominal price thereof).
2.2.10. The timelines (commencement and completion dates) of securities placement or the procedure for determination thereof:

The placement of the Stock-exchange Bonds shall be commenced at least seven days after the Issuer and the Stock Exchange providing for the admission of the Stock-exchange Bonds to the trading have disclosed information on the admission thereof to the trading at the stock exchange.

The Commencement Date for the placement of the Stock-exchange Bonds shall be determined by the Issuer's authorized body.

Should at the time of the even the Issuer is to disclose information about in accordance with applicable

Federal Law, and regulations of the Federal executive power agency managing securities market any different procedure and term for the information disclosure in relation to such event, other than the procedure and term provided in the Resolution on Bonds Issue and Bonds Issue Prospectus, be set the information on such event shall be disclosed in accordance with the procedure and term provided under the Federal Law and regulations of the Federal executive power agency managing securities market applicable at the time of the said even occurrence.

The announcement about the commencement date of the Stock-exchange Bonds placement shall be published by the Issuer in compliance with the Regulation on the Disclosure of Information by an Issure of Securities as approved by the Order of Federal Assembly of the Russian Federation № 06-117/пз-н dated October 10, 2006 within the following timelines:

- in the newswire of the News Agency "Interfax" authorized by the Federal executive power agency managing securities market to disclose information at the securities market at least 5 (five) days prior the Commencement Date of the placement of securities;

- at the Issuer's Internet website at the address: http://www.aeroflot.ru at least 4 (four) days prior the Commencement Date of the placement of securities.

The Commencement Date of Stock-exchange Bonds as determined by the Issuer's authorized managing body may be modified by the decision of the same Issuer's body subject to the requirements applicable to the information disclosure procedure with regard to the modification of the Commencement Date of Stock-exchange Bonds placement established by the Russian Federation legislation, Resolution on Bonds Issue, and Bonds Issue Prospectus.

In case the Issuer makes a decision on modification of the Commencement Date of the securities placement that has been disclosed under the above stated procedure the Issue shall be liable to publish an announcement about such Commencement Date of securities placement modification in the newswire and at the Internet page at least 1 (One) day prior such date.

Termination Date of Placement or the or the Procedure FOR Determination Thereof:
The Dates of Commencement and Termination of the Stock-exchange Bonds shall coincide.

2.2.11. Other terms for the placement of securities defined by the Resolution on their placement:
The terms of payment for securities:

At the time of placement of the Stock-Exchange BO-02 Series Bonds the terms of payment shall the settlement in ready available funds.

The placement of the Stock-Exchange BO-02 Series Bonds shall be carried out through sales and purchase transactions at the Stock-Exchange BO-02 Series Bonds Issue Price at the auction held by the Close Company "Stock Exchange "MMVB".

Any costs related to the entering records with regard to the registration of securities being placed in the depo accounts with the depository (responsible for the centralized keeping of Stock-Exchange BO-02 Series Bonds) of initial holders (buyers) thereof shall be at the account of the initial bondholders.

Maturity Term, Redemption Procedure and Term:
The maturity terms of Stock-Exchange BO-02 Series Bonds shall be 1,092 (One Thousand and Ninety Two) days.

The redemption of the Stock-Exchange BO-02 Series Bonds shall be carried out by the paying agent according to the instruction and at the expense of the Issuer. If the date of redemption of the Stock-Exchange BO-02 Series Bonds falls on holidays or days off (whether these are state holidays or days off for settlements) the relevant amount due shall be paid on the first working day for the settlements following the holidays or days off. The holders of the Stock-Exchange BO-02 Series Bonds shall have no right to demand interests or any other compensation for such delay in payment. On the day of redemption of the Stock-Exchange BO-02 Series Bonds the paying agent shall remit the relevant amounts to the accounts of persons entitled to receive redemption amounts for the Stock-Exchange BO-02 Series Bonds. In case a person is entitled to receive redemption amounts for the Stock-Exchange BO-02 Series Bonds on behalf of a number of holders of Stock-Exchange BO-02 Series Bonds the aggregate amount due shall be transferred to such person's account without breakdown by each holder of Stock-Exchange BO-02 Series Bonds.

The dates of the commencement and termination of the Stock-Exchange BO-02 Series Bonds redemption shall coincide. The payment of Stock-Exchange BO-02 Series Bonds nominal price at the redemption thereof shall be effected in the Russian Federation currency by bank transfer.

Procedure of the Bonds Gains Assessment:
Stock-Exchange Bonds shall have six coupons. Coupon gains are paid on the last date of the relevant coupon

period.

The coupon gains are accrued on the unredeemed part of the nominal price. The unredeemed part of the nominal price shall be calculated as a difference between the full bond's nominal price less its part redeemed during the partial early redemption of the Stock-Exchange Bonds (in case the decision on partial early redemption is made by the Issuer according to the provisions of the Resolution on Bonds Issue).

The last date of the first coupon period shall fall on the 182nd (One hundred and eighty second) day as from the Initial date of Bonds placement.

The last date of the second coupon period will fall on the 364th (Tree hundred and sixty fourth) day as from the Initial date of Bonds placement.

The last date of the third coupon period will fall on the 546tht (Five hundred and forty sixth) day as from the Initial date of Bonds placement.

The last date of the fourth coupon period will fall on the 728th (Seven hundred and twenty eighth) day as from the Initial date of Bonds placement.

The last date of the fifth coupon period will fall on the 910th (Nine hundred and tenth) day as from the Initial date of Bonds placement.

The last date of the sixth coupon period will fall on the 1,092nd (One thousand ninety second) day as from the Initial date of Bonds placement.

The order of determination of the income size to be paid is set forth in item 9.3. of the Decision on the Issue of Securities.
The coupon period duration shall be 182 days.

Prior to the initial date of Stock-Exchange Bonds placement, the size of interests rate (coupon rate) or the method of assessing thereof as an equation containing variables that cannot be modified at Issuer's discretion in relation to the first, second and all the flowing coupon periods may be established.

First Coupon (C1) Interest Rate may be assessed:
A) during the process of the auction among the potential buyers of the Stock-Exchange Bonds at the initial date of the Stock-Exchange Bonds placement.
B) by the Issuer's authorized agent at least one day prior the initial day of the Stock-Exchange Bonds placement.
- The coupon interest rate or the procedure of assessment thereof with the use of the equation containing variables that cannot be be changed at the Issuer's discretion for the second, third, fourth, fifth and sixth coupons shall be assessed by the Issuer's authorized body in accordance with the procedure set forth in the Resolution On Bonds Issue and Bonds Issue Prospectus.

If the Issuer's authorized body fails to assess the interest rate for the first coupon prior the date of Stock-Exchange Bonds placement commencement the interest rate for the first coupon shall be assessed at the first coupon interest rate assessment auction to be held at the commencement date of the Stock-Exchange Bonds placement in the order set forth in the Resolution On Bonds Issue and Bonds Issue Prospectus.
As for the second, third, fourth, fifth, sixth coupons, the interest rate (coupon rate) or the procedure of assessment thereof with the use of the equation containing variables that cannot be be changed at the Issuer's discretion may also be assessed by the Issuer upon the disclosure by the Stock Exchange MMVB of information with regard to the outcome of Stock-Exchange Bonds issue and the notification of the Federal Executive Power Agency managing securities market in the order established thereby in accordance with the procedure set forth in the Resolution On Bonds Issue and Bonds Issue Prospectus.

Procedure of Early Redemption at Issuer's Discretion

1. Prior the initial date of placement of the Stock-Exchange BO-02 Series Bonds JSC "Aeroflot" may make, at its sole discretion, the decision on an early redemption of Stock-Exchange BO-02 Series Bonds. For that end, JSC "Aeroflot" shall determine the date it may carry out the early redemption of the Stock-Exchange BO-02 Series Bonds. In case of such a decision JSC "Aeroflot" may announce the early redemption of the Stock-Exchange BO-02 Series Bonds in accordance with the terms and in the order set forth in the Resolution on Bonds Issue.

The early redemption of the Stock-Exchange BO-02 Series Bonds at the JSC "Aeroflot's" discretion shall be carried out by the Paying Agent in the amount equal to the unredeemed amount of the nominal price according to instructions and at the expense of JSC "Aeroflot". In case of an early redemption of the Stock-Exchange BO-02 Series Bonds, the bondholders shall be paid securities gains calculated as of the date of such early redemption in accordance with the Resolution on Bonds Issue and Bonds Issue Prospectus. If the date of an early redemption of the Stock-Exchange BO-02 Series Bonds falls on holidays or days off (whether these are state holidays or days off for settlements) the relevant amount due shall be paid on the first working day for the settlements following such holidays or days off. The holders of the Stock-Exchange BO-02 Series Bonds shall have no right to demand interests or any other compensation for such delay in payment. On the day of the early redemption of the Stock-Exchange BO-02 Series Bonds the Paying Agent shall remit the relevant amounts to the accounts of persons entitled to receive early redemption amounts for the Stock-Exchange BO-02 Series Bonds. In case a person is entitled to receive early redemption amounts for the Stock-Exchange BO-02 Series Bonds on behalf of a number of holders of Stock-Exchange BO-02 Series Bonds the aggregate amount due shall be transferred to such person's account without breakdown by each holder of Stock-Exchange BO-02 Series Bond.

The dates of the commencement and termination of the Stock-Exchange BO-02 Series Bonds early redemption shall coincide. The payment of Stock-Exchange BO-02 Series Bonds unredeemed part at the early redemption thereof shall be effected in the Russian Federation rubles by bank transfer.

2. Prior the initial date of placement of the Stock-Exchange BO-02 Series Bonds JSC "Aeroflot" may make the decision on a partial early redemption of the Stock-Exchange BO-02 Series Bonds at the termination date of the next ensuing coupon(s) period(s). For that end JSC "Aeroflot" shall determine the sequential number(s) of the coupon(s) period(s) at the end date of which it carries out the early redemption of a certain part of the nominal price of the Stock-Exchange BO-02 Series Bonds, as well as the percentage of the nominal price subject to redemption at the end date of such coupon period. In case of such a decision JSC "Aeroflot" shall announce the early partial redemption of the Stock-Exchange BO-02 Series Bonds in accordance with the procedure and within timelines set forth in the Resolution on Bonds Issue.

The early partial redemption of the Stock-Exchange BO-02 Series Bonds at the JSC "Aeroflot's" discretion shall be carried out by the Paying Agent in the amount of the percentage determined by JSC "Aeroflot" of the nominal price thereof according to instructions and at the expense of JSC "Aeroflot". If the date of an early partial redemption of the Stock-Exchange BO-02 Series Bonds falls on holidays or days off (whether these are state holidays or a days off for settlements) the relevant amount due shall be paid on the first working day for the settlements following such holidays or days off. The holders of the Stock-Exchange BO-02 Series Bonds shall have no right to demand interests or any other compensation for such delay in payment. On the day of the early partial redemption of the Stock-Exchange BO-02 Series Bonds the paying agent shall remit the relevant amounts to the accounts of persons entitled to receive early partial redemption amounts for the Stock-Exchange BO-02 Series Bonds. In case a person is entitled to receive early partial redemption amounts for the Stock-Exchange BO-02 Series Bonds on behalf of a number of holders of Stock-Exchange BO-02 Series Bonds the aggregate amount due shall be transferred to such person's account without breakdown by each holder of Stock-Exchange BO-02 Series Bond.

The dates of the commencement and termination of the Stock-Exchange BO-02 Series Bonds early partial redemption shall coincide. The payment of the percentage, as determined by JSC "Aeroflot", of Stock-Exchange BO-02 Series Bonds nominal price at the early partial redemption thereof shall be effected in the Russian Federation rubles by bank transfer.

3. The Issuer shall have the right to make the decision on early redemption of the Stock-Exchange BO-02 Series Bonds at the termination date of the jth coupon period ($j<6$) of the preceding coupon period the interest rate for which shall be assessed upon the disclosure by the Stock Exchange MMVB of information with regard to the outcome of Stock-Exchange Bonds issue and the notification of the Federal executive power agency managing securities market in the order established thereby.

The above decision shall be made by the Issuer's sole executive body.

In case of such a decision is made JSC "Aeroflot" shall disclose the information in the order and within the term set forth in the Resolution on Bonds Issue.

The early redemption of the Stock-Exchange BO-02 Series Bonds at the JSC "Aeroflot's" discretion shall be carried out by the Paying Agent in the amount equal to the unredeemed amount of the nominal price according to instructions and at the expense of JSC "Aeroflot". In case of an early redemption of the Stock-Exchange BO-02 Series Bonds, the bondholders shall be paid securities gains calculated as of the date of such early redemption in accordance with the Resolution on Bonds Issue and Bonds Issue Prospectus. If the date of an early redemption of the Stock-Exchange BO-02 Series Bonds falls on holidays or days off (whether these are state holidays or days off for settlements) the relevant amount due shall be paid on the first working day for

the settlements following such holidays or days off. The holders of the Stock-Exchange BO-02 Series Bonds shall have no right to demand interests or any other compensation for such delay in payment. On the day of the early redemption of the Stock-Exchange BO-02 Series Bonds the paying agent shall remit the relevant amounts to the accounts of persons entitled to receive early redemption amounts for the Stock-Exchange BO-02 Series Bonds. In case a person is entitled to receive early redemption amounts for the Stock-Exchange BO-02 Series Bonds on behalf of a number of holders of Stock-Exchange BO-02 Series Bonds the total aggregate amount due shall be transferred to such person's account without breakdown by each holder of Stock-Exchange BO-02 Series Bond.

The dates of the commencement and termination of the Stock-Exchange BO-02 Series Bonds early redemption shall coincide. The payment of Stock-Exchange BO-02 Series Bonds unredeemed part at the early redemption thereof shall be effected in the Russian Federation rubles by bank transfer.

Procedure for Early Redemption under Bondholders' Demand

1. Should any shares or bonds of all and any categories and types of the Issuer of Stock-Exchange BO-02 Series Bonds be excluded from the listing of securities tradable at all stock exchanges providing admission of stock-exchange bonds for trading (except bonds delisting due to the termination of the term of circulation or redemption thereof) the holders of the Stock-Exchange BO-02 Series Bonds shall be entitled to demand an early redemption thereof.

The early redemption of Stock-Exchange BO-02 Series Bonds under holders demand shall be carried out in ready available funds in the Russian Federation currency by bank transfer in the amount of 100% of the unredeemed nominal price thereof. At the early redemption of the Stock-Exchange BO-02 Series Bonds the holders thereof shall be paid the accumulated coupon earnings calculated as of the date of such early redemption in accordance with the Resolution on Bonds Issue and Bonds Issue Prospectus. No option selection of the redemption form of Stock-Exchange BO-02 Series Bonds for holders thereof is provided. If the date of an early redemption of the Stock-Exchange BO-02 Series Bonds falls on holidays or days off (whether these are state holidays or days off for settlements) the relevant amount due shall be paid on the first working day for the settlements following such holidays or days off. The holders of the Stock-Exchange BO-02 Series Bonds shall have no right to demand interests or any other compensation for such delay in payment.

2. Should Stock-Exchange BO-02 Series Bonds be included in the "B" quotation list the holders of the Stock-Exchange BO-02 Series Bonds shall be entitled to demand an early redemption thereof in case of delisting of such Bonds at all stock exchanges that have included thereof in their quotation lists.

The early redemption of Stock-Exchange BO-02 Series Bonds under holders demand shall be carried out by the Paying Agent in the amount equal to the unredeemed amount of the nominal price according to instructions and at the expense of JSC "Aeroflot". If the date of an early partial redemption of the Stock-Exchange BO-02 Series Bonds falls on holidays or days off (whether these are state holidays or a days off for settlements) the relevant amount due shall be paid on the first working day for the settlements following such holidays or days off. The holders of the Stock-Exchange BO-02 Series Bonds shall have no right to demand interests or any other compensation for such delay in payment. On the day of the early partial redemption of the Stock-Exchange BO-02 Series Bonds the paying agent shall remit the relevant amounts to the accounts of persons entitled to receive early redemption amounts for the Stock-Exchange BO-02 Series Bonds. In case a person is entitled to receive early redemption amounts for the Stock-Exchange BO-02 Series Bonds on behalf of a number of holders of Stock-Exchange BO-02 Series Bonds the aggregate amount due shall be transferred to such person's account without breakdown by each holder of Stock-Exchange BO-02 Series Bond.

The dates of the commencement and termination of the Stock-Exchange BO-02 Series Bonds early redemption shall coincide. The payment of the unredeemed part of the Stock-Exchange BO-02 Series Bonds nominal price at the early redemption thereof as well as payment of any earnings on them shall be effected in the Russian Federation rubles by bank transfer.

2.2.12. Provision of the pre-emptive right for the acquisition of securities to the Issuer's shareholders and/or other persons: *The preemptive right for acquisition of Stock-exchange BO-02 Series Bonds is not provided.*

2.2.13. *Every stage of the securities issuance is accompanied by information disclosing according to the requirements of the Regulation on information disclosure by the issuers of equity securities, approved by the Decree of FFMS dated 10.10.2006 № 06-117/pz-n.*

3. Signature

3.1. Deputy CEO for legal and property matters

______________ (signature) D.P. Saprykin

3.2. Date: 18th of March, 2010

82 – 4592

RECEIVED

2010 APR -6 A 8:10

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Statement of a Material Fact
"Stages of the Securities Issue Procedure"

1. General Information	
1.1. Issuer's full corporate name (for non-profit organization – known name)	***Open Joint Stock Company "Aeroflot – Russian Airlines"***
1.2. Issuer's abbreviated corporate name	***JSC "Aeroflot"***
1.3. Issuer's place of business	***Arbat St., 10, Moscow, 119002***
1.4. Issuer's State Registration Number	***1027700092661***
1.5. Issuer's TIN	***7712040126***
1.6. Issuer's unique code assigned by registration agency	***00010-A***
1.7. Issuer's Internet website page address for information disclosure	***www.aeroflot.ru***

2. Statement Content

"Approval of the Resolution on the Issue of Securities"

2.1. The Statement of Material Facts containing information on the approval of a decision on the Issue of Securities the following information is provided:

2.1.1. The issuer's management body that approved the resolution on the issue of securities and the method of decision-making process: ***The resolution on the floatation of securities has been made by the Issuer's Board of Directors; the voting form is the voting in person.***

2.1.2. The date and venue of the meeting (session) held by the Issuer's authorized management body to approve the resolution on the issue of securities: ***March 18, 2010, the venue: Ministry of Transport of Russian Federation, Moscow, Rozdestvenka st.1, building 1.***

2.1.3. The date and No. of the minutes of the meeting (session) of the Issuer's authorized management body that approved the resolution on the issue of securities: ***Minutes of the Board of Directors, № 14 of March 18, 2010.***

2.1.4. Quorum and vote returns on the agenda item of approval of resolution on the issue of securities: ***11 of the total number of 11 Members of the Board of Directors, as provided by the Corporate Articles of Incorporation took part in the vote, the required quorum was present. The vote returns were as follows:***

«FOR» - 11

«AGAINST» - 0

«ABSTENTION» - 0

The decision was approved unanimously

2.1.5 Full wording of the decision made on the issue of the securities:

Be it resolved to issue non-convertible interest bearing documentary stock-exchange bonds payable on demand of BO-01 (BO-01) series of JSC "Aeroflot" with mandatory centralized keeping in the total number of 6,000,000 (Six Million) units of 1,000 (One Thousand) rubles nominal price each (hereinafter referred to as "Stock-Exchange BO-01 Series Bonds") with the total nominal price equal to 6,000,000,000 (Six Billion) rubles to be placed under public subscription at the price of 100% of the nominal price of the Stock-Exchange BO-01 Series Bonds that is 1,000 rubles per one Stock-Exchange BO-01 Series Bond (hereinafter "Issue Price") with the maturity date falling on the 1,092nd (One Thousand Ninety Second) day from the issue commencement date with redemption in monetary form by bank transfer in the Russian Federation currency.

The terms of payment for securities: At the time of placement of the Stock-Exchange BO-01 Series Bonds the terms of payment shall the settlement in ready available funds.

The placement of the Stock-Exchange BO-01 Series Bonds shall be carried out through sales and purchase transactions at the Stock-Exchange BO-01 Series Bonds Issue Price at the auction held by the Close Company "Stock Exchange "MMVB".

Any costs related to the entering records with regard to the registration of securities being placed in the depo accounts with the depository (responsible for the centralized keeping of Stock-Exchange BO-01 Series Bonds) of initial holders (buyers) thereof shall be at the account of the initial bondholders.

Maturity Term, Redemption Procedure and Term:

The maturity terms of Stock-Exchange BO-01 Series Bonds shall be 1,092 (One Thousand and Ninety Two) days.

The redemption of the Stock-Exchange BO-01 Series Bonds shall be carried out by the paying agent according to the instruction and at the expense of the Issuer. If the date of redemption of the Stock-Exchange BO-01 Series Bonds falls on holidays or days off (whether these are state holidays or days off for settlements) the relevant amount due shall be paid on the first working day for the settlements following the holidays or days off. The holders of the Stock-Exchange BO-01 Series Bonds shall have no right to demand interests or any other compensation for such delay in payment. On the day of redemption of the Stock-Exchange BO-01 Series Bonds the paying agent shall remit the relevant amounts to the accounts of persons entitled to receive redemption amounts for the Stock-Exchange BO-01 Series Bonds. In case a person is entitled to receive redemption amounts for the Stock-Exchange BO-01 Series Bonds on behalf of a number of holders of Stock-Exchange BO-01 Series Bonds the aggregate amount due shall be transferred to such person's account without breakdown by each holder of Stock-Exchange BO-01 Series Bonds.

The dates of the commencement and termination of the Stock-Exchange BO-01 Series Bonds redemption shall coincide. The payment of Stock-Exchange BO-01 Series Bonds nominal price at the redemption thereof shall be effected in the Russian Federation currency by bank transfer.

Procedure of the Bonds Gains Assessment:

Stock-Exchange BO-01 Bonds shall have six coupons. Coupon gains are paid on the last date of the relevant coupon period.

The coupon gains are accrued on the unredeemed part of the nominal price. The unredeemed part of the nominal price shall be calculated as a difference between the full bond's nominal price less its part redeemed during the partial early redemption of the Stock-Exchange Bonds (in case the decision on partial early redemption is made by the Issuer according to the provisions of the Resolution on Bonds Issue).

The last date of the first coupon period shall fall on the 182nd (One hundred and eighty second) day as from the Initial date of Bonds placement.

The last date of the second coupon period will fall on the 364th (Tree hundred and sixty fourth) day as from the Initial date of Bonds placement.

The last date of the third coupon period will fall on the 546tht (Five hundred and forty sixth) day as from the Initial date of Bonds placement.

The last date of the fourth coupon period will fall on the 728th (Seven hundred and twenty eighth) day as from the Initial date of Bonds placement.

The last date of the fifth coupon period will fall on the 910th (Nine hundred and tenth) day as from the Initial date of Bonds placement.

The last date of the sixth coupon period will fall on the 1,092nd (One thousand ninety second) day as from the Initial date of Bonds placement.

The order of determination of the income size to be paid is set forth in item 9.3. of the Decision on the Issue of Securities.

The coupon period duration shall be 182 days.

Prior to the initial date of Stock-Exchange Bonds placement, the size of interests rate (coupon rate) or the method of assessing thereof as an equation containing variables that cannot be modified at Issuer's discretion in relation to the first, second and all the flowing coupon periods may be established.

First Coupon (C1) Interest Rate may be assessed:

A) during the process of the auction among the potential buyers of the Stock-Exchange Bonds at the initial date of the Stock-Exchange Bonds placement.

B) by the Issuer's authorized agent at least one day prior the initial day of the Stock-Exchange Bonds placement.

- The coupon interest rate or the procedure of assessment thereof with the use of the equation containing variables that cannot be be changed at the Issuer's discretion for the second, third, fourth, fifth and sixth coupons shall be assessed by the Issuer's authorized body in accordance with the procedure set forth

in the Resolution On Bonds Issue and Bonds Issue Prospectus.

If the Issuer's authorized body fails to assess the interest rate for the first coupon prior the date of Stock-Exchange Bonds placement commencement the interest rate for the first coupon shall be assessed at the first coupon interest rate assessment auction to be held at the commencement date of the Stock-Exchange Bonds placement in the order set forth in the Resolution On Bonds Issue and Bonds Issue Prospectus.

As for the second, third, fourth, fifth, sixth coupons, the interest rate (coupon rate) or the procedure of assessment thereof with the use of the equation containing variables that cannot be be changed at the Issuer's discretion may also be assessed by the Issuer upon the disclosure by the Stock Exchange MMVB of information with regard to the outcome of Stock-Exchange Bonds issue and the notification of the Federal Executive Power Agency managing securities market in the order established thereby in accordance with the procedure set forth in the Resolution On Bonds Issue and Bonds Issue Prospectus.

Procedure of Early Redemption at Issuer's Discretion

1. Prior the initial date of placement of the Stock-Exchange BO-01 Series Bonds JSC "Aeroflot" may make, at its sole discretion, the decision on an early redemption of Stock-Exchange BO-01 Series Bonds. For that end, JSC "Aeroflot" shall determine the date it may carry out the early redemption of the Stock-Exchange BO-01 Series Bonds. In case of such a decision JSC "Aeroflot" may announce the early redemption of the Stock-Exchange BO-01 Series Bonds in accordance with the terms and in the order set forth in the Resolution on Bonds Issue.

The early redemption of the Stock-Exchange BO-01 Series Bonds at the JSC "Aeroflot's" discretion shall be carried out by the Paying Agent in the amount equal to the unredeemed amount of the nominal price according to instructions and at the expense of JSC "Aeroflot". In case of an early redemption of the Stock-Exchange BO-01 Series Bonds, the bondholders shall be paid securities gains calculated as of the date of such early redemption in accordance with the Resolution on Bonds Issue and Bonds Issue Prospectus. If the date of an early redemption of the Stock-Exchange BO-01 Series Bonds falls on holidays or days off (whether these are state holidays or days off for settlements) the relevant amount due shall be paid on the first working day for the settlements following such holidays or days off. The holders of the Stock-Exchange BO-01 Series Bonds shall have no right to demand interests or any other compensation for such delay in payment. On the day of the early redemption of the Stock-Exchange BO-01 Series Bonds the Paying Agent shall remit the relevant amounts to the accounts of persons entitled to receive early redemption amounts for the Stock-Exchange BO-01 Series Bonds. In case a person is entitled to receive early redemption amounts for the Stock-Exchange BO-01 Series Bonds on behalf of a number of holders of Stock-Exchange BO-01 Series Bonds the aggregate amount due shall be transferred to such person's account without breakdown by each holder of Stock-Exchange BO-01 Series Bond.

The dates of the commencement and termination of the Stock-Exchange BO-01 Series Bonds early redemption shall coincide. The payment of Stock-Exchange BO-01 Series Bonds unredeemed part at the early redemption thereof shall be effected in the Russian Federation rubles by bank transfer.

2. Prior the initial date of placement of the Stock-Exchange BO-01 Series Bonds JSC "Aeroflot" may make the decision on a partial early redemption of the Stock-Exchange BO-01 Series Bonds at the termination date of the next ensuing coupon(s) period(s). For that end JSC "Aeroflot" shall determine the sequential number(s) of the coupon(s) period(s) at the end date of which it carries out the early redemption of a certain part of the nominal price of the Stock-Exchange BO-01 Series Bonds, as well as the percentage of the nominal price subject to redemption at the end date of such coupon period. In case of such a decision JSC "Aeroflot" shall announce the early partial redemption of the Stock-Exchange BO-01 Series Bonds in accordance with the procedure and within timelines set forth in the Resolution on Bonds Issue.

The early partial redemption of the Stock-Exchange BO-01 Series Bonds at the JSC "Aeroflot's" discretion shall be carried out by the Paying Agent in the amount of the percentage determined by JSC "Aeroflot" of the nominal price thereof according to instructions and at the expense of JSC "Aeroflot". If the date of an early partial redemption of the Stock-Exchange BO-01 Series Bonds falls on holidays or days off (whether these are state holidays or a days off for settlements) the relevant amount due shall be paid on the first working day for the settlements following such holidays or days off. The holders of the Stock-Exchange BO-01 Series Bonds shall have no right to demand interests or any other compensation for such delay in payment. On the day of the early partial redemption of the Stock-Exchange BO-01 Series Bonds the paying agent shall remit the relevant amounts to the accounts of persons entitled to receive early partial redemption amounts for the Stock-Exchange BO-01 Series Bonds. In case a person is entitled to receive early partial redemption amounts for the Stock-Exchange BO-01 Series Bonds on behalf of a number of holders of Stock-

Exchange BO-01 Series Bonds the aggregate amount due shall be transferred to such person's account without breakdown by each holder of Stock-Exchange BO-01 Series Bond.

The dates of the commencement and termination of the Stock-Exchange BO-01 Series Bonds early partial redemption shall coincide. The payment of the percentage, as determined by JSC "Aeroflot", of Stock-Exchange BO-01 Series Bonds nominal price at the early partial redemption thereof shall be effected in the Russian Federation rubles by bank transfer.

3. The Issuer shall have the right to make the decision on early redemption of the Stock-Exchange BO-01 Series Bonds at the termination date of the jth coupon period (j<6) of the preceding coupon period the interest rate for which shall be assessed upon the disclosure by the Stock Exchange MMVB of information with regard to the outcome of Stock-Exchange Bonds issue and the notification of the Federal executive power agency managing securities market in the order established thereby.

The above decision shall be made by the Issuer's sole executive body.

In case of such a decision is made JSC "Aeroflot" shall disclose the information in the order and within the term set forth in the Resolution on Bonds Issue.

The early redemption of the Stock-Exchange BO-01 Series Bonds at the JSC "Aeroflot's" discretion shall be carried out by the Paying Agent in the amount equal to the unredeemed amount of the nominal price according to instructions and at the expense of JSC "Aeroflot". In case of an early redemption of the Stock-Exchange BO-01 Series Bonds, the bondholders shall be paid securities gains calculated as of the date of such early redemption in accordance with the Resolution on Bonds Issue and Bonds Issue Prospectus. If the date of an early redemption of the Stock-Exchange BO-01 Series Bonds falls on holidays or days off (whether these are state holidays or days off for settlements) the relevant amount due shall be paid on the first working day for the settlements following such holidays or days off. The holders of the Stock-Exchange BO-01 Series Bonds shall have no right to demand interests or any other compensation for such delay in payment. On the day of the early redemption of the Stock-Exchange BO-01 Series Bonds the paying agent shall remit the relevant amounts to the accounts of persons entitled to receive early redemption amounts for the Stock-Exchange BO-01 Series Bonds. In case a person is entitled to receive early redemption amounts for the Stock-Exchange BO-01 Series Bonds on behalf of a number of holders of Stock-Exchange BO-01 Series Bonds the total aggregate amount due shall be transferred to such person's account without breakdown by each holder of Stock-Exchange BO-01 Series Bond.

The dates of the commencement and termination of the Stock-Exchange BO-01 Series Bonds early redemption shall coincide. The payment of Stock-Exchange BO-01 Series Bonds unredeemed part at the early redemption thereof shall be effected in the Russian Federation rubles by bank transfer.

<u>Procedure for Early Redemption under Bondholders' Demand</u>

1. Should any shares or bonds of all and any categories and types of the Issuer of Stock-Exchange BO-01 Series Bonds be excluded from the listing of securities tradable at all stock exchanges providing admission of stock-exchange bonds for trading (except bonds delisting due to the termination of the term of circulation or redemption thereof) the holders of the Stock-Exchange BO-01 Series Bonds shall be entitled to demand an early redemption thereof.

The early redemption of Stock-Exchange BO-01 Series Bonds under holders demand shall be carried out in ready available funds in the Russian Federation currency by bank transfer in the amount of 100% of the unredeemed nominal price thereof. At the early redemption of the Stock-Exchange BO-01 Series Bonds the holders thereof shall be paid the accumulated coupon earnings calculated as of the date of such early redemption in accordance with the Resolution on Bonds Issue and Bonds Issue Prospectus. No option selection of the redemption form of Stock-Exchange BO-01 Series Bonds for holders thereof is provided. If the date of an early redemption of the Stock-Exchange BO-01 Series Bonds falls on holidays or days off (whether these are state holidays or days off for settlements) the relevant amount due shall be paid on the first working day for the settlements following such holidays or days off. The holders of the Stock-Exchange BO-01 Series Bonds shall have no right to demand interests or any other compensation for such delay in payment.

2. Should Stock-Exchange BO-01 Series Bonds be included in the "B" quotation list the holders of the Stock-Exchange BO-01 Series Bonds shall be entitled to demand an early redemption thereof in case of delisting of such Bonds at all stock exchanges that have included thereof in their quotation lists.

The early redemption of Stock-Exchange BO-01 Series Bonds under holders demand shall be carried out by the Paying Agent in the amount equal to the unredeemed amount of the nominal price according to instructions and at the expense of JSC "Aeroflot". If the date of an early partial redemption of the Stock-Exchange BO-01 Series Bonds falls on holidays or days off (whether these are state holidays or a days off for settlements) the relevant amount due shall be paid on the first working day for the settlements following such

holidays or days off. The holders of the Stock-Exchange BO-01 Series Bonds shall have no right to demand interests or any other compensation for such delay in payment. On the day of the early partial redemption of the Stock-Exchange BO-01 Series Bonds the paying agent shall remit the relevant amounts to the accounts of persons entitled to receive early redemption amounts for the Stock-Exchange BO-01 Series Bonds. In case a person is entitled to receive early redemption amounts for the Stock-Exchange BO-01 Series Bonds on behalf of a number of holders of Stock-Exchange BO-01 Series Bonds the aggregate amount due shall be transferred to such person's account without breakdown by each holder of Stock-Exchange BO-01 Series Bond.

The dates of the commencement and termination of the Stock-Exchange BO-01 Series Bonds early redemption shall coincide. The payment of the unredeemed part of the Stock-Exchange BO-01 Series Bonds nominal price at the early redemption thereof as well as payment of any earnings on them shall be effected in the Russian Federation rubles by bank transfer.

2.1.6. Provision of the pre-emptive right for the acquisition of securities to the Issuer's shareholders and/or other persons: ***The preemptive right for acquisition of Stock-exchange BO-01 Series Bonds is not provided.***

2.1.7 ***Every stage of the securities issuance is accompanied by information disclosing according to the requirements of the Regulation on information disclosure by the issuers of equity securities, approved by the Decree of FFMS dated 10.10.2006 № 06-117/pz-n.***

3. Signature

3.1. Deputy CEO for legal and property matters

________________ D.P. Saprykin

(signature)

3.2. Date: 18th of March, 2010

Statement of a Material Fact
"Stages of the Securities Issue Procedure"

1. General Information	
1.1. Issuer's full corporate name (for non-profit organization – known name)	***Open Joint Stock Company "Aeroflot – Russian Airlines"***
1.2. Issuer's abbreviated corporate name	***JSC "Aeroflot"***
1.3. Issuer's place of business	***Arbat St., 10, Moscow, 119002***
1.4. Issuer's State Registration Number	***1027700092661***
1.5. Issuer's TIN	***7712040126***
1.6. Issuer's unique code assigned by registration agency	***00010-A***
1.7. Issuer's Internet website page address for information disclosure	***www.aeroflot.ru***

2. Statement Content
"Approval of the Resolution on the Issue of Securities"

2.1. The Statement of Material Facts containing information on the approval of a decision on the Issue of Securities the following information is provided:
2.1.1. The issuer's management body that approved the resolution on the issue of securities and the method of decision-making process: ***The resolution on the floatation of securities has been made by the Issuer's Board of Directors; the voting form is the voting in person.***
2.1.2. The date and venue of the meeting (session) held by the Issuer's authorized management body to approve the resolution on the issue of securities: ***March 18, 2010, the venue: Ministry of Transport of Russian Federation, Moscow, Rozdestvenka st.1, building 1.***
2.1.3. The date and No. of the minutes of the meeting (session) of the Issuer's authorized management body that approved the resolution on the issue of securities: ***Minutes of the Board of Directors, № 14 of March 18, 2010.***
2.1.4. Quorum and vote returns on the agenda item of approval of resolution on the issue of securities: ***11 of the total number of 11 Members of the Board of Directors, as provided by the Corporate Articles of Incorporation took part in the vote, the required quorum was present. The vote returns were as follows:***
«FOR» - 11
«AGAINST» - 0
«ABSTENTION» - 0
The decision was approved unanimously
2.1.5 Full wording of the decision made on the issue of the securities:

Be it resolved to issue non-convertible interest bearing documentary stock-exchange bonds payable on demand of BO-02 (BO-02) series of JSC "Aeroflot" with mandatory centralized keeping in the total number of 6,000,000 (Six Million) units of 1,000 (One Thousand) rubles nominal price each (hereinafter referred to as "Stock-Exchange BO-02 Series Bonds") with the total nominal price equal to 6,000,000,000 (Six Billion) rubles to be placed under public subscription at the price of 100% of the nominal price of the Stock-Exchange BO-02 Series Bonds that is 1,000 rubles per one Stock-Exchange BO-02 Series Bond (hereinafter "Issue Price") with the maturity date falling on the 1,092nd (One Thousand Ninety Second) day from the issue commencement date with redemption in monetary form by bank transfer in the Russian Federation currency.

The terms of payment for securities: At the time of placement of the Stock-Exchange BO-02 Series Bonds the terms of payment shall the settlement in ready available funds.

The placement of the Stock-Exchange BO-02 Series Bonds shall be carried out through sales and purchase transactions at the Stock-Exchange BO-02 Series Bonds Issue Price at the auction held by the Close Company "Stock Exchange "MMVB".

Any costs related to the entering records with regard to the registration of securities being placed in the depo accounts with the depository (responsible for the centralized keeping of Stock-Exchange BO-02 Series Bonds) of initial holders (buyers) thereof shall be at the account of the initial bondholders.

Maturity Term, Redemption Procedure and Term:

The maturity terms of Stock-Exchange BO-02 Series Bonds shall be 1,092 (One Thousand and Ninety

Two) days.

The redemption of the Stock-Exchange BO-02 Series Bonds shall be carried out by the paying agent according to the instruction and at the expense of the Issuer. If the date of redemption of the Stock-Exchange BO-02 Series Bonds falls on holidays or days off (whether these are state holidays or days off for settlements) the relevant amount due shall be paid on the first working day for the settlements following the holidays or days off. The holders of the Stock-Exchange BO-02 Series Bonds shall have no right to demand interests or any other compensation for such delay in payment. On the day of redemption of the Stock-Exchange BO-02 Series Bonds the paying agent shall remit the relevant amounts to the accounts of persons entitled to receive redemption amounts for the Stock-Exchange BO-02 Series Bonds. In case a person is entitled to receive redemption amounts for the Stock-Exchange BO-02 Series Bonds on behalf of a number of holders of Stock-Exchange BO-02 Series Bonds the aggregate amount due shall be transferred to such person's account without breakdown by each holder of Stock-Exchange BO-02 Series Bonds.

The dates of the commencement and termination of the Stock-Exchange BO-02 Series Bonds redemption shall coincide. The payment of Stock-Exchange BO-02 Series Bonds nominal price at the redemption thereof shall be effected in the Russian Federation currency by bank transfer.

Procedure of the Bonds Gains Assessment:

Stock-Exchange BO-02 Bonds shall have six coupons. Coupon gains are paid on the last date of the relevant coupon period.

The coupon gains are accrued on the unredeemed part of the nominal price. The unredeemed part of the nominal price shall be calculated as a difference between the full bond's nominal price less its part redeemed during the partial early redemption of the Stock-Exchange Bonds (in case the decision on partial early redemption is made by the Issuer according to the provisions of the Resolution on Bonds Issue).

The last date of the first coupon period shall fall on the 182nd (One hundred and eighty second) day as from the Initial date of Bonds placement.

The last date of the second coupon period will fall on the 364th (Tree hundred and sixty fourth) day as from the Initial date of Bonds placement.

The last date of the third coupon period will fall on the 546tht (Five hundred and forty sixth) day as from the Initial date of Bonds placement.

The last date of the fourth coupon period will fall on the 728th (Seven hundred and twenty eighth) day as from the Initial date of Bonds placement.

The last date of the fifth coupon period will fall on the 910th (Nine hundred and tenth) day as from the Initial date of Bonds placement.

The last date of the sixth coupon period will fall on the 1,092nd (One thousand ninety second) day as from the Initial date of Bonds placement.

The order of determination of the income size to be paid is set forth in item 9.3. of the Decision on the Issue of Securities.

The coupon period duration shall be 182 days.

Prior to the initial date of Stock-Exchange Bonds placement, the size of interests rate (coupon rate) or the method of assessing thereof as an equation containing variables that cannot be modified at Issuer's discretion in relation to the first, second and all the flowing coupon periods may be established.

First Coupon (C1) Interest Rate may be assessed:

A) during the process of the auction among the potential buyers of the Stock-Exchange Bonds at the initial date of the Stock-Exchange Bonds placement.

B) by the Issuer's authorized agent at least one day prior the initial day of the Stock-Exchange Bonds placement.

- The coupon interest rate or the procedure of assessment thereof with the use of the equation containing variables that cannot be be changed at the Issuer's discretion for the second, third, fourth, fifth and sixth coupons shall be assessed by the Issuer's authorized body in accordance with the procedure set forth in the Resolution On Bonds Issue and Bonds Issue Prospectus.

If the Issuer's authorized body fails to assess the interest rate for the first coupon prior the date of Stock-Exchange Bonds placement commencement the interest rate for the first coupon shall be assessed at the first coupon interest rate assessment auction to be held at the commencement date of the Stock-Exchange Bonds placement in the order set forth in the Resolution On Bonds Issue and Bonds Issue Prospectus.

As for the second, third, fourth, fifth, sixth coupons, the interest rate (coupon rate) or the procedure of assessment thereof with the use of the equation containing variables that cannot be be changed at the Issuer's discretion may also be assessed by the Issuer upon the disclosure by the Stock Exchange MMVB of information with regard to the outcome of Stock-Exchange Bonds issue and the notification of the Federal Executive Power Agency managing securities market in the order established thereby in accordance with the procedure set forth in the Resolution On Bonds Issue and Bonds Issue Prospectus.

Procedure of Early Redemption at Issuer's Discretion

1. Prior the initial date of placement of the Stock-Exchange BO-02 Series Bonds JSC "Aeroflot" may make, at its sole discretion, the decision on an early redemption of Stock-Exchange BO-02 Series Bonds. For that end, JSC "Aeroflot" shall determine the date it may carry out the early redemption of the Stock-Exchange BO-02 Series Bonds. In case of such a decision JSC "Aeroflot" may announce the early redemption of the Stock-Exchange BO-02 Series Bonds in accordance with the terms and in the order set forth in the Resolution on Bonds Issue.

The early redemption of the Stock-Exchange BO-02 Series Bonds at the JSC "Aeroflot's" discretion shall be carried out by the Paying Agent in the amount equal to the unredeemed amount of the nominal price according to instructions and at the expense of JSC "Aeroflot". In case of an early redemption of the Stock-Exchange BO-02 Series Bonds, the bondholders shall be paid securities gains calculated as of the date of such early redemption in accordance with the Resolution on Bonds Issue and Bonds Issue Prospectus. If the date of an early redemption of the Stock-Exchange BO-02 Series Bonds falls on holidays or days off (whether these are state holidays or days off for settlements) the relevant amount due shall be paid on the first working day for the settlements following such holidays or days off. The holders of the Stock-Exchange BO-02 Series Bonds shall have no right to demand interests or any other compensation for such delay in payment. On the day of the early redemption of the Stock-Exchange BO-02 Series Bonds the Paying Agent shall remit the relevant amounts to the accounts of persons entitled to receive early redemption amounts for the Stock-Exchange BO-02 Series Bonds. In case a person is entitled to receive early redemption amounts for the Stock-Exchange BO-02 Series Bonds on behalf of a number of holders of Stock-Exchange BO-02 Series Bonds the aggregate amount due shall be transferred to such person's account without breakdown by each holder of Stock-Exchange BO-02 Series Bond.

The dates of the commencement and termination of the Stock-Exchange BO-02 Series Bonds early redemption shall coincide. The payment of Stock-Exchange BO-02 Series Bonds unredeemed part at the early redemption thereof shall be effected in the Russian Federation rubles by bank transfer.

2. Prior the initial date of placement of the Stock-Exchange BO-02 Series Bonds JSC "Aeroflot" may make the decision on a partial early redemption of the Stock-Exchange BO-02 Series Bonds at the termination date of the next ensuing coupon(s) period(s). For that end JSC "Aeroflot" shall determine the sequential number(s) of the coupon(s) period(s) at the end date of which it carries out the early redemption of a certain part of the nominal price of the Stock-Exchange BO-02 Series Bonds, as well as the percentage of the nominal price subject to redemption at the end date of such coupon period. In case of such a decision JSC "Aeroflot" shall announce the early partial redemption of the Stock-Exchange BO-02 Series Bonds in accordance with the procedure and within timelines set forth in the Resolution on Bonds Issue.

The early partial redemption of the Stock-Exchange BO-02 Series Bonds at the JSC "Aeroflot's" discretion shall be carried out by the Paying Agent in the amount of the percentage determined by JSC "Aeroflot" of the nominal price thereof according to instructions and at the expense of JSC "Aeroflot". If the date of an early partial redemption of the Stock-Exchange BO-02 Series Bonds falls on holidays or days off (whether these are state holidays or a days off for settlements) the relevant amount due shall be paid on the first working day for the settlements following such holidays or days off. The holders of the Stock-Exchange BO-02 Series Bonds shall have no right to demand interests or any other compensation for such delay in payment. On the day of the early partial redemption of the Stock-Exchange BO-02 Series Bonds the paying agent shall remit the relevant amounts to the accounts of persons entitled to receive early partial redemption amounts for the Stock-Exchange BO-02 Series Bonds. In case a person is entitled to receive early partial redemption amounts for the Stock-Exchange BO-02 Series Bonds on behalf of a number of holders of Stock-Exchange BO-02 Series Bonds the aggregate amount due shall be transferred to such person's account without breakdown by each holder of Stock-Exchange BO-02 Series Bond.

The dates of the commencement and termination of the Stock-Exchange BO-02 Series Bonds early partial redemption shall coincide. The payment of the percentage, as determined by JSC "Aeroflot", of Stock-Exchange BO-02 Series Bonds nominal price at the early partial redemption thereof shall be effected in the Russian Federation rubles by bank transfer.

3. The Issuer shall have the right to make the decision on early redemption of the Stock-Exchange BO-02 Series Bonds at the termination date of the jth coupon period ($j<6$) of the preceding coupon period the interest rate for which shall be assessed upon the disclosure by the Stock Exchange MMVB of information with regard to the outcome of Stock-Exchange Bonds issue and the notification of the Federal executive power agency managing securities market in the order established thereby.

The above decision shall be made by the Issuer's sole executive body.

In case of such a decision is made JSC "Aeroflot" shall disclose the information in the order and within the term set forth in the Resolution on Bonds Issue.

The early redemption of the Stock-Exchange BO-02 Series Bonds at the JSC "Aeroflot's" discretion shall be carried out by the Paying Agent in the amount equal to the unredeemed amount of the nominal price according to instructions and at the expense of JSC "Aeroflot". In case of an early redemption of the Stock-Exchange BO-02 Series Bonds, the bondholders shall be paid securities gains calculated as of the date of such early redemption in accordance with the Resolution on Bonds Issue and Bonds Issue Prospectus. If the date of an early redemption of the Stock-Exchange BO-02 Series Bonds falls on holidays or days off (whether these are state holidays or days off for settlements) the relevant amount due shall be paid on the first working day for the settlements following such holidays or days off. The holders of the Stock-Exchange BO-02 Series Bonds shall have no right to demand interests or any other compensation for such delay in payment. On the day of the early redemption of the Stock-Exchange BO-02 Series Bonds the paying agent shall remit the relevant amounts to the accounts of persons entitled to receive early redemption amounts for the Stock-Exchange BO-02 Series Bonds. In case a person is entitled to receive early redemption amounts for the Stock-Exchange BO-02 Series Bonds on behalf of a number of holders of Stock-Exchange BO-02 Series Bonds the total aggregate amount due shall be transferred to such person's account without breakdown by each holder of Stock-Exchange BO-02 Series Bond.

The dates of the commencement and termination of the Stock-Exchange BO-02 Series Bonds early redemption shall coincide. The payment of Stock-Exchange BO-02 Series Bonds unredeemed part at the early redemption thereof shall be effected in the Russian Federation rubles by bank transfer.

<u>Procedure for Early Redemption under Bondholders' Demand</u>

1. Should any shares or bonds of all and any categories and types of the Issuer of Stock-Exchange BO-02 Series Bonds be excluded from the listing of securities tradable at all stock exchanges providing admission of stock-exchange bonds for trading (except bonds delisting due to the termination of the term of circulation or redemption thereof) the holders of the Stock-Exchange BO-02 Series Bonds shall be entitled to demand an early redemption thereof.

The early redemption of Stock-Exchange BO-02 Series Bonds under holders demand shall be carried out in ready available funds in the Russian Federation currency by bank transfer in the amount of 100% of the unredeemed nominal price thereof. At the early redemption of the Stock-Exchange BO-02 Series Bonds the holders thereof shall be paid the accumulated coupon earnings calculated as of the date of such early redemption in accordance with the Resolution on Bonds Issue and Bonds Issue Prospectus. No option selection of the redemption form of Stock-Exchange BO-02 Series Bonds for holders thereof is provided. If the date of an early redemption of the Stock-Exchange BO-02 Series Bonds falls on holidays or days off (whether these are state holidays or days off for settlements) the relevant amount due shall be paid on the first working day for the settlements following such holidays or days off. The holders of the Stock-Exchange BO-02 Series Bonds shall have no right to demand interests or any other compensation for such delay in payment.

2. Should Stock-Exchange BO-02 Series Bonds be included in the "B" quotation list the holders of the Stock-Exchange BO-02 Series Bonds shall be entitled to demand an early redemption thereof in case of delisting of such Bonds at all stock exchanges that have included thereof in their quotation lists.

The early redemption of Stock-Exchange BO-02 Series Bonds under holders demand shall be carried out by the Paying Agent in the amount equal to the unredeemed amount of the nominal price according to instructions and at the expense of JSC "Aeroflot". If the date of an early partial redemption of the Stock-Exchange BO-02 Series Bonds falls on holidays or days off (whether these are state holidays or a days off for settlements) the relevant amount due shall be paid on the first working day for the settlements following such holidays or days off. The holders of the Stock-Exchange BO-02 Series Bonds shall have no right to demand interests or any other compensation for such delay in payment. On the day of the early partial redemption of

the Stock-Exchange BO-02 Series Bonds the paying agent shall remit the relevant amounts to the accounts of persons entitled to receive early redemption amounts for the Stock-Exchange BO-02 Series Bonds. In case a person is entitled to receive early redemption amounts for the Stock-Exchange BO-02 Series Bonds on behalf of a number of holders of Stock-Exchange BO-02 Series Bonds the aggregate amount due shall be transferred to such person's account without breakdown by each holder of Stock-Exchange BO-02 Series Bond.

The dates of the commencement and termination of the Stock-Exchange BO-02 Series Bonds early redemption shall coincide. The payment of the unredeemed part of the Stock-Exchange BO-02 Series Bonds nominal price at the early redemption thereof as well as payment of any earnings on them shall be effected in the Russian Federation rubles by bank transfer.

2.1.6. Provision of the pre-emptive right for the acquisition of securities to the Issuer's shareholders and/or other persons: ***The preemptive right for acquisition of Stock-exchange BO-02 Series Bonds is not provided.***

2.1.7 ***Every stage of the securities issuance is accompanied by information disclosing according to the requirements of the Regulation on information disclosure by the issuers of equity securities, approved by the Decree of FFMS dated 10.10.2006 № 06-117/pz-n.***

3. Signature

3.1. Deputy CEO for legal and property matters ____________ (signature) D.P. Saprykin

3.2. Date: 18th of March, 2010